

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2011

Via Email
Marcy Smorey-Giger
Chief Legal Officer
DynaVox Inc.
2100 Wharton Street, Suite 400
Pittsburgh, PA 15203

> **Re: DynaVox Inc.**
> **Registration Statement on Form S-3**
> **Response letter dated May 27, 2011**
> **File No. 333-173823**

Dear Ms. Smorey-Giger:

We have reviewed your response letter dated May 27, 2011 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 26, 2011.

General

1.   We note that your response to prior comment 1 does not provide an analysis of why you believe that you meet the requirements under Instruction I.B.4 of Form S-3. Notwithstanding your statement that the Form S-3 has been used for similar transactions by umbrella partnership real estate investment trusts (UPREITs), it is unclear why you believe that this transaction by DynaVox Inc., which is not a UPREIT, involves the conversion of outstanding convertible securities or the exercise of outstanding warrants or options issued by the issuer of the securities to be offered, or an affiliate of that issuer. As part of your response, please address Release No. 33-6383 (March 16, 1982) that notes that the Form S-3 was not intended for the registration of exchange offers. Also as part of your response, please explain why you believe that the Holdings Units constitute convertible securities within the meaning of Item I.B.4 of Form S-3. In this regard, we note that the exchange right is not pursuant to the terms of the limited liability company agreement.

2.   We note that your response to prior comment 4 does not address the number of holders of the units of the limited liability company. You state that the holders are generally the persons who owned your business prior to your 2010 initial public offering, but you should also state the current number of holders of the Holdings Units in the filing.

You may contact Jan Woo, Attorney-Advisor, at (202) 551-3453 if you have questions. Thereafter, please contact me at (202) 551-3462. If you then need further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via Email
         Joshua Ford Bonnie
         Simpson Thacher & Bartlett LLP